EXHIBIT 10.23

January 18, 2013

Mr. Dean Adelman

2145 Collins Dr. NW

Atlanta, GA  30318

Dear Dean:

I am pleased to offer you the position of Vice President, Human Resources with Georgia Gulf Corporation.  This is the senior most human resources position in our Company.  In this position you will report directly to our Chief Executive Officer, Paul Carrico.  As we discussed, we look forward to having you join us as soon as possible, but no later than February 4, 2013.

The specific terms of the offer are:

Annual Base Salary:  $340,000 per year, less applicable taxes and withholdings as required by law (“Base Salary”).  Typically, the Leadership Development & Compensation Committee of the Board considers any annual Base Salary adjustments in April of each year.  Given your start date, you will first be considered for a Base Salary adjustment in April 2014.

Annual Non-Equity Incentive Awards:  Our Incentive Bonus Program (“Bonus”) operates on a calendar year basis with the payment, if any, being made once per year, usually in February or early March.  To be eligible for a Bonus payment, an employee must be employed as of December 31.  The annual Bonus target for your position is 60% of Base Salary with a potential payment range of 0% to 200% of target depending on the Company’s attainment of its financial and operational goals and your attainment of certain to be agreed upon personal goals.  For 2013, you will receive a prorated share of the 2013 Bonus based on the number of days in 2013 that you are employed with the Company.

Initial Equity Grant and Long-Term Equity Based Awards:  Effective the date you officially begin employment with the Company, you will be provided a one-time grant of 13,500 Restricted Stock Units (“RSUs”).  This initial equity grant will vest in three equal increments on each of the first three anniversaries of your start date, provided, however, that you shall not dispose of any of the shares acquired via this initial grant until the third anniversary of your start date.  The number of shares granted in this initial grant has been calculated based on a grant value of $600,000 divided by the volume weighted average share price of Company stock for the 45 days immediately preceding the date of this letter (approximately $44.78) and then rounded to the nearest 500 shares. You will also be eligible for annual long-term incentive awards commencing in 2014, which the Board typically grants during the first half of each year, and which will be subject to such additional terms and conditions as determined by the Board.  The annual equity target for your position is currently $400,000.

Executive Benefits:  In addition to the Other Employee Benefits listed below, you will receive all other benefits offered to other Vice Presidents.  The Company will also provide you with a leased car with a value of approximately $45,000 along with reimbursement for related costs of such car consistent with Company practices.  Participation in any Company compensation and benefit program is determined by the Leadership Development & Compensation Committee and the Board including making amendments or modifications to participation and programs from time to time.

Change In Control (CIC) Protection:  You will participate in the Executive Change of Control Severance Plan (“CIC Plan”).  In the event of a Change in Control, as defined in the CIC Plan, (a “CIC”), any benefits will be paid consistent with the terms of the CIC Plan.

Severance:  If during the first 24 months of your employment with the Company, your employment is terminated other than in connection with a CIC (i.e., if you are not entitled to benefits under the CIC Plan) involuntarily by the Company for any reason other than “Cause” (as such term is defined in the CIC Plan but without regard for the fact a CIC shall not have occurred) the Company will pay to you 1 year of severance pay (1 year of your then annual Base Salary plus 1 year of your then Bonus target).  Such severance amount would be paid in the time and manner described in the CIC Plan for payment of severance amounts following a CIC, including but not limited to and as a condition to receiving such severance pay that you enter into and not revoke a customary release of claims agreement with the Company and agree to continue to abide by the competition restrictions included in the competition restriction agreement described below.

Vacation:  You will be eligible for 5 weeks of vacation annually, which is the maximum amount of vacation that can be accrued at Georgia Gulf.

Other Employee Benefits:  You will be eligible for all employee benefits provided to non-officer employees by Georgia Gulf including:

Medical, Dental and Vision Benefits

401(k) Savings Plan

Group Life Insurances, Short-term Disability and Long-term Disability

The Company reserves the right to add, modify, alter or eliminate such benefits at any time, with or without prior notice.

Competition Restriction and Other Agreements:  A condition of your employment is that you enter into certain competition restriction and confidentiality agreements with the Company.  These agreements generally provide for certain one year post employment competition restrictions including non-competition and non-solicitation obligations.  The Company will also enter into an Officer Indemnification Agreement with you in substantially the same form as currently in place for other executive officers.

It is the Company’s policy not to infringe upon the proprietary information, trade secrets, or confidential information of third parties.  In addition, it is the Company’s policy not to interfere with third parties’ contractual or business relations.  Therefore, we write to confirm that you have represented that you are not presently under any contract or agreement (e.g., non-competes, non-solicits, etc.) with any party that would prevent you from performing the duties assigned by the Company, and that you are not subject to or in breach of any agreement, including any agreements concerning trade secrets, confidential information, or proprietary materials owned by any other entity.  If you are subject to such a restriction, the Company reserves the right to withdraw any offer or to terminate your employment in which case the Company would not be obligated to pay you the severance compensation described herein.  Finally, we write to confirm that during the course of your employment with the Company, you will not use or disclose any confidential information or trade secrets of any former employer or third-party unless authorized in writing by the former employer or third-party.

You are expected to act in accordance with all applicable legal requirements, ethical guidelines, and Company policies and procedures, including the Company’s Code of Business Conduct and Ethics.

This offer is subject to all applicable company policies and procedures, including verification of information contained in your employment application materials, background investigations and credit checks, and immigration/work authorization verification.  In addition, you are also required to complete a physical exam and drug screening prior to your start date which we will coordinate once we agree on your acceptance of the position.  We anticipate no problems with these, but want you to be aware that all offers of employment are contingent upon favorable results from the above checks, exams, and screens as well as compliance with all applicable legal requirements.

Although the terms set out in this letter describe information about our offer of employment, nothing in this or any other communication is intended to alter the at-will status of your employment or create any employment contract or guarantee beyond what is specifically stated herein.

I hope you find these terms agreeable to you.  If you do and wish to accept this offer of employment, please execute below and return the executed letter to me.

I look forward to having you join Georgia Gulf.

Sincerely,

GEORGIA GULF CORPORATION

Timothy Mann, Jr.

Executive Vice President, General Counsel &

Corporate Secretary

Dean Adelman